Exhibit 99.1

Date: September 06, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

Incannex Included in the S&P/ASX 300 Index

Melbourne, Australia, September 06, 2022 – Incannex Healthcare Limited (Nasdaq: IXHL) (ASX: IHL), (‘Incannex’ or the ‘Company’) a clinical-stage pharmaceutical company developing unique medicinal cannabinoid pharmaceutical products and psychedelic therapies for unmet medical needs, is pleased to announce that it has been included in the Standard and Poor’s (“S&P”)/ASX 300 Index by S&P Dow Jones. Inclusion will be effective prior to the open of the ASX on September 19, 2022.

Standard and Poor’s outlines that the S&P/ASX 300 is designed to provide investors with broader exposure to the Australian equity market. The index is liquid and float-adjusted, and it measures up to 300 of Australia’s largest securities by float-adjusted market capitalization. The S&P/ASX 300 index covers the large-cap, mid-cap, and small-cap components of the S&P/ASX Index Series. This index is designed to address investment managers' needs to benchmark against a broad opportunity set characterized by sufficient size and liquidity.

“We’re delighted to be recognised for inclusion in the S&P/ASX 300 index to be listed among the largest and most-recognisable companies in Australia”, said Mr Joel Latham, CEO and Managing Director of Incannex Healthcare. “Being listed in the index is a precursory investment condition for many domestic and international investment institutions so we are excited for the possibilities this recognition may bring”.

This announcement has been approved for release to ASX by the Incannex Board of Directors.

END

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786

Date: September 06, 2022 Public Announcement (NASDAQ: IXHL) (ASX: IHL)

About Incannex Healthcare Limited

Incannex is a clinical stage pharmaceutical development company that is developing unique medicinal cannabis pharmaceutical products and psychedelic medicine therapies for the treatment of obstructive sleep apnoea (OSA), traumatic brain injury (TBI) and concussion, lung inflammation (ARDS, COPD, asthma, bronchitis), rheumatoid arthritis, inflammatory bowel disease, anxiety disorders, addiction disorders, and pain, among other indications.

U.S. FDA approval and registration, subject to ongoing clinical success, is being pursued for each drug and therapy under development. Each indication under investigation currently has no, or limited, existing registered pharmacotherapy (drug) treatments available to the public and represent major global economic opportunities to Incannex and its shareholders.

Incannex has a strong patent filing strategy in place as it develops its products and therapies in conjunction with its medical and scientific advisory board and partners. The Company holds 19 granted patents and 29 pending patents. Incannex is listed on the Australian Stock Exchange (ASX) with stock code “IHL” and also has American Depository Shares listed on NASDAQ under code “IXHL”.

Website: www.incannex.com.au

Investors: investors@incannex.com.au

Forward-looking statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Incannex's views as of the date of this press release. Incannex anticipates that subsequent events and developments may cause its views to change. Incannex undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Incannex's views as of any date after the date of this press release.

Contact Information

Incannex Healthcare Limited

Mr Joel Latham

Managing Director and Chief Executive Officer

+61 409 840 786

joel@incannex.com.au

Investor Relations Contact – United States

Alyssa Factor

Edison Group

+1 (860) 573 9637

afactor@edisongroup.com

Incannex Healthcare Limited (ABN: 93 096 635 246)

Level 39, Rialto South Tower, 525 Collins Street, Melbourne VIC 3000

P: +61 409 840 786